ASSURED PHARMACY, INC.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034
(972) 668-7394

October 10, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549
Attn: Bryan J. Pitko

Re:          Assured Pharmacy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 5, 2012
File No. 333-181361

Dear Mr. Pitko:

We have reviewed your July 19, 2012 comment letter (the “Comment Letter”) regarding amendment no. 1 to registration statement on form S-1 (the “S-1”) of Assured Pharmacy, Inc. (the “Registrant”) filed on July 5, 2012.  On behalf of the Registrant, we submit this response letter along with Amendment No. 2 to the S-1.  The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Risk Factors, page 5

1.
In your initial registration statement filed May 11, 2012, you included a separate risk factor relating to payment obligations under your purchase agreement with TPG, L.L.C., the potential for defaulting on these obligations, and how the failure to meet your payment obligations could result in material adverse effect on your business, operating results and financial condition.  It appears that this discussion has been removed from the risk factor disclosure in your amended registration statement.  While we note that your payment obligations to TPG appear to have been extended until July 2013, it appears that your ability to meet your payment obligations continues to represent a material risk to the company in light of your current financial condition.  Please revise your risk factor disclosure to reinstate this risk factor and include a discussion of your efforts to restructure and extend the terms of the payment obligations under your agreement with TPG.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 10, 2012

In response to the Staff's comment, the Company has revised its disclosure to reinstate the referenced risk factor and provide the requested disclosure on page 5.

Consolidated Financial Statements
General

2.
Please identify all interim financial statements and related footnote disclosures as “unaudited.”  For example, the columns for the three months ended March 31, 2011 in your consolidated statement of operations and consolidated statement of cash flows and related information in footnotes 9 and 10 appear to indicate that these periods were audited. In addition please label each of the transactions during the first quarter of 2012 in your consolidated statements of stockholders’ deficit as unaudited, as well as the remainder of the information presented in your financial statement footnotes for the interim periods in 2012 and 2011.

In response to the Staff's comment, the Company has revised its disclosure to identify all interim financial statements and related footnote disclosure as “unaudited”.

3.
We acknowledge your response to prior comment 23.  Please revise your footnote disclosures with tabular details of balance sheet accounts or summaries of periodic activity to provide the appropriate details as of March 31, 2012 or for the quarters ended March 31, 2012 and 2011, respectively.  Please label these columns as unaudited. At a minimum, please update notes 2 through 7.

In response to the Staff's comment, the Company has revised its footnote disclosure to include tabular details of balance sheet accounts or summaries of periodic activity for the interim periods for notes 2 through 7 and have labeled the respective columns as “unaudited”.

Notes to Consolidated Financial Statements
Goodwill, page F-12

4.
Please refer to prior comment 25.  We continue to have difficulty in understanding the basis for your conclusion that no goodwill impairment existed at December 31, 2011 and 2010.  Please demonstrate to us how the carrying amount of your reporting unit has an amount greater than zero, when you had stockholders’ deficits of $1.3 million and $3.3 million at December 31, 2010 and 2011, respectively.

Please ensure that your response addresses each of the following items and references the authoritative literature you relied upon to support your accounting:

•	Please confirm that you have one reporting unit or tell us how many reporting units you have and how identified them.

•
If you have more than one reporting unit, please tell us the reporting unit or units to which you assigned goodwill, the amounts assigned and how you determined those amounts at December 31, 2010 and 2011.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 10, 2012

•
If you have more than one reporting unit, please tell us the carrying amount of each of the reporting units at December 31, 2010 and 2011 and reconcile the total of these amounts to your consolidated stockholders’ deficit at each date.

•
Although you represent that you did not identify an event or circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount, please tell us why the trend in your net losses and net cash used in operating activities and your inability to meet obligations to repay debt securities of $2,799,526 or fund expected negative cash flows from operations in 2012 do not appear to be such events.

•
Please provide us with an analysis that shows how you determined reporting unit fair value, including the cash flow assumptions. In particular, explain how you determined the assumptions for patient projections and store specific trends and other growth and profit related assumptions. Where these assumptions differed significantly from those reflected in your historical results, explain your basis for concluding they were reasonable for purposes of your impairment evaluations. Also, given your current financial condition and operating history, please explain why use of a discount rate, equivalent to a weighted average cost of capital “based on industry standards for an entity of this size” was appropriate.

Assured Pharmacy consists of a management service holding company (“APHY”) and five operating pharmacies as of the year ended December 31, 2011 and four operating pharmacies as of the year ended December 31, 2010.  In December 2006, we acquired the remaining 49% ownership of Assured Pharmacies, Inc. which is the owner of our Riverside and Santa Ana pharmacies through the TPG acquisition (“API”).  The two API pharmacies operate in the same metropolitan area and have operating synergies and are viewed as one reportable unit by management while each of the remaining pharmacies and APHY constitute a reportable unit that is a component of Assured’s single operating segment.

The reportable unit with the related goodwill of $697,766 as of December 31, 2011 and 2010 are associated with the API pharmacies acquisition in 2006.  The goodwill was a result of the purchase price in excess of the identifiable assets and liabilities related to the acquisition of the minority ownership in these two pharmacies.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 10, 2012

The carrying amount of our reporting units, reconciled to the overall stockholders’ deficit is as follows:

Carrying amount calculation by reporting unit

	APHY	Gresham	Kansas City	Kirkland	API	Consolidated
12/31/2010
Assets1	412,087	381,370	-	565,367	2,534,155	3,892,979
Liabilities	2,596,898	198,769	-	707,454	1,656,541	5,159,662
Carrying amount	(2,184,811)	182,601	-	(142,087)	877,614	(1,266,683)

12/31/2011
Assets1	359,544	256,651	120,382	384,743	1,844,739	2,966,059
Liabilities	3,450,492	227,678	107,487	717,804	1,791,726	6,295,187
Carrying amount	(3,090,948)	28,973	12,895	(333,061)	53,013	(3,329,128)

Carrying amount, 12/31/2010	$(2,181,811)	$182,601	$-	$(142,087)	$877,614	$(1,263,683)

Carrying amount, 12/31/2011	$(3,090,948)	$28,973	$12,895	$(333,061)	$53,013	$(3,329,128)

Consolidated Stockholders's Deficit
	Common Stock	Preferred A	Preferred C	Preferred B	APIC	Accumulated Deficit	Non-controlling interest	Total Stockholders' Deficit

Balance December 31, 2010	$2,284	$2	$1	$6	$33,823,396	$(35,787,353)	$697,981	$(1,263,683)

Balance December 31, 2011	$3,818	$2	$1	$5	$35,725,411	$(39,058,365)	$-	$(3,329,128)

1 Per ASC 350-20-35-4 The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill.

The Company has been a Going Concern since inception and has had a trend of net losses and net cash used in operating activities on a consolidated basis. The financial condition of the overall Company has negatively impacted the operating results of the reporting units by constraining revenue growth, decreasing gross profit margins and increasing operating expenses. Despite these financial constraints, the API reporting unit has experienced consistent revenue growth and has generated positive cash flows in two of the last three years.  After considering the historical performance of the API reporting unit under similar financial constraints, the recurring revenue nature of the business, and the amount of additional operating capacity available at the reporting unit, management concluded that the financial condition of the Company did not impair the fair value of the API reporting unit below its carrying amount in the year 2011 or 2010.

The impairment analysis for management’s assessment of goodwill for 2011 and 2010 used a baseline trend from fiscal years ended December 31, 2008 and 2009.  Management the considered the historical trends and made estimates on future years’ growth in a cash flow projection analysis to assess the API goodwill for impairment.  Since the business is primarily based on repeat patients, management also considered the most recent patient and store specific monthly trends.  The resulting forecasted growth rates did not vary significantly from historical levels.  Additionally, management performed a sensitivity analysis by preparing an additional discounted cash flow model assuming a 3% growth rate to approximate the inflation rate which did not result in goodwill impairment. Management then averaged the two scenarios to determine the final estimated fair value of the reporting unit.  The results and analysis are below:

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 10, 2012

Fair Value Estimates
Fair Value (Mgmt Case)	$2,942,696
Fair Value (Minimal Growth) - 30% Discount Rate	$975,278
Average estimated fair value of API reporting unit		$1,958,987

Fair Value Balance Sheet
	API
	12/31/2011	Pro-Forma
Assets
Current Assets	$849,051	$849,051
Non-Current Assets	297,923	297,923
Goodwill	697,766	2,603,740
Total Assets	$1,844,740	$3,750,714

Liabilities	$1,791,727	1,791,727
Equity	53,013	1,958,987

	$1,844,740	$3,750,714

Discounted Cash Flow – API Reporting Unit

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Terminal

000's
Total revenue, net	$7,685	$8,003	$8,952	$9,816	$11,088	$12,376	$13,879	$14,295	$14,724	$15,166	$15,621	$16,089	$16,089
Gross profit	1,610	1,265	1,585	1,869	2,218	2,475	2,776	2,859	2,945	3,033	3,124	3,218	3,379
Operating expenses	1,427	1,446	2,092	1,434	1,572	1,637	1,808	1,862	1,918	1,975	2,035	2,096	2,197
Income tax expense	64	(63)	54	152	226	293	339	349	359	370	381	393	414
Debt free net income	119	(118)	(560)	283	420	545	629	648	668	688	708	729	768

Capital Expenditures	(17)	(1)	(2)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)	(10)
AR Impairment	-	-	660	-	-	-	-	-	-	-	-	-	-
Depreciation	6	3	4	5	5	5	5	5	5	6	6	6	6
Debt-free cash flow	$109	$(115)	$101	$278	$415	$540	$624	$643	$663	$683	$704	$725	$765

Assumptions:
Growth Rate	10.77%	4.1%	11.9%	9.66%	12.95%	11.62%	12.14%	3.00%	3.00%	3.00%	3.00%	3.00%	0.00%
Tax Rate	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%
Gross Profit Margin	20.9%	15.8%	17.7%	19.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Operating expenses	18.6%	18.1%	23.4%	14.6%	14.2%	13.2%	13.0%	13.0%	13.0%	13.0%	13.0%	13.0%	13.7%

Discount Rate	18.75%

MVIC Indication of Value	$2,942,696

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 10, 2012

Management consulted with valuation firms and was unable to clearly establish an applicable discount rate based on current market conditions for sales comparable to the API reporting unit.  In the absence of a market based discount rate, management estimated the discount rate for API utilizing a Specific Company Risk Premium Approach due to the lack of comparable businesses in our industry.  This discount rate approach utilizes both identifiable inputs and management estimates building from the risk free rate with premium adjustments for cost of equity, size and specific company risks based on seven equally weighted criteria.   Our estimated weighted average discount rate for 2010 and 2011 were 21.00% and 18.75%, respectively.  In addition, management performed a discounted cash flow sensitivity analysis using discount rates up to 30.00% which did not result in impairment.

If you have any questions regarding this comment letter, please feel free to contact me at 972-668-7394.  Thank you.

Sincerely,

ASSURED PHARMACY, INC.

/s/  Brett Cormier
      Brett Cormier,
      Chief Financial Officer